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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of December 4, 1998

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

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December 1998                                                       Schedule 11
--------------------------------------------------------------------------------

           COMPANY ANNOUNCEMENTS OFFICE OF THE LONDON STOCK EXCHANGE

                                   SCHEDULE 11
           NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED PERSONS


AVS No.:

All relevant boxes should be completed in block capital letters.


1.   Name of company:

     MICRO FOCUS GROUP PLC

2.   Name of director:

     J. MICHAEL GULLARD

3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

     SAME AS 2 ABOVE

4. Name the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):

6. Please state the nature of the transaction. For PEP transaction pleases indicate whether general/single co PEP and if discretionary/non discretionary:

7.   Number of shares/amount of stock acquired:

     25,000 shares (5,000 ADR's)

8.   Percentage of issued class:

     0.02%

9.   Number of shares/amount of stock disposed:

10.  Percentage of issued class:

11.  Class of security:

     Ordinary shares (5 ADR's to 1 ordinary share)

12.  Price per share:

     USD 10.10 per ADR

13.  Date of transaction:

     3rd December 1998

14.  Date company informed:

     3rd December 1998

15.  Total holding following this notification:

     30,000 (25,000 of which are held in 5,000 ADR's)

16.  Total percentage holding if issued class following this notification:

     0.02%

--------------------------------------------------------------------------------

If a director has been granted option by the company please complete the following boxes.

17.  Date of grant:

18.  Period during which or date on which exercisable:

19.  Total amount paid (if any) for grant of the option:

20.  Description of shares or debentures involved - class, number:

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22. Total number of shares or debentures over which options held following this notification:

23.  Any additional information:

24.  Name of contact and telephone number for queries:

     CHARLOTTE BOND (0171 831 3113)
     FINANCIAL DYNAMICS

25. Name and signature of authorised company official responsible for making this notification:



--------------------------------------------------------------------------------

London Stock Exchange. Company Announcements Office. Old Broad Street, London EC2N 1HP Facsimile: 0171 588 6057.0171 334 896/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150

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FOR THE ATTENTION OF RNS & CCNS
FINANCIAL DYNAMICS
MICRO FOCUS GROUP PLC
RNS NO: 571033
FOR IMMEDIATE RELEASE -FRIDAY 4 DECEMBER 1998
ENQUIRIES: CHARLOTTE BOND - 0171 831 3113


Friday 4 December 1998 - For immediate release


MICRO FOCUS GROUP PLC

AMENDMENT TO CLASS OF SECURITY ON

EARLIER NOTIFICATION OF DIRECTORS DEALINGS

Correction: An earlier notice made today for Micro Focus which read "Class of security: Ordinary shares (5 ADR's to 1 ordinary share)", should have read "Class of security: Ordinary shares (1 ADR to 5 ordinary shares)" as shown below.


Name of Company:  Micro Focus Group PLC
Name of Director:  J Michael Gullard
Number of shares/amount of stock acquired: 25,000 shares (5,000 ADR's) Percentage of issued class: 0.02%
Class of security:  Ordinary shares (1 ADR's to 5 ordinary shares)
Price per share:  USD 10.10 per ADR
Date of transaction: 3rd December 1998
Date company was informed:  3rd December 1998
Total holding following this notification: 30,000 (25,000 of which are held in 5,000 ADR's)
Total percentage holding of issued class following this notification:  0.02%


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Micro Focus Group Public Limited Company
                                                  (Registrant)


Date:  December 4, 1998            By:   /s/ Richard Van Hoesen
                                        ---------------------------------------
                                        Richard Van Hoesen
                                        Senior Vice President, Chief Financial
                                        Officer and Secretary